SULLIVAN & WORCESTER LLP
                           1025 CONNECTICUT AVENUE, N.W.
                           WASHINGTON, D.C. 20036
                             TELEPHONE: 202-775-8190
                             FACSIMILE: 202-293-2275

565 FIFTH AVENUE                                     ONE POST OFFICE SQUARE
EIGHTEENTH FLOOR                                     BOSTON, MASSACHUSETTS 02109
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                                                     August 28, 2001


VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Martha Atkins, Esq.

     Re:  Withdrawal    of    Registration     Statement    (Accession    Number
          0000908737-01-500185)

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the registration statement, File No. 333-65838 (the "Registration Statement"), of Met Investors Series Trust on Form N-14AE. This filing was inadvertently made at 1:11 p.m. on August 27, 2001. The filing should have been a Rule 485(b) filing, which was made later on August 27, 2001 (Accession Number 0000908737-01-500189).

         Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto," which is to be placed in the file for the Registration Statement.

         Please direct all inquiries to Robert N. Hickey of Sullivan & Worcester LLP at 202-775-1205.


                                                 Very truly yours,

                                                 /s/Robert N. Hickey
                                                 ------------------------
                                                 Robert N. Hickey